December 23, 2011

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Premier Beverage Group Corp. (f/k/a DAM Holdings Inc.)
Form 8-K
Filed October 24, 2011
File No. 000-50370

Dear Mr. Reynolds:

Reference is made to your comments in your correspondence with respect to the above-captioned matter dated November 16, 2011. Our responses are set forth herein immediately below your comments, which are underscored and numbered consistent with your letter.

Premier Beverage Group Corp. is referred to herein as the “Registrant” or the “Company.”

1.	Please revise to provide all of the information required by Item 2.01(f) or tell us why such information should not be required.

The Registrant was actively engaged through its Delaware American Motors, Inc. subsidiary in the manufacture and sale of high performance motorcycle products immediately prior to the merger transaction. It was not a “shell company” within the meaning of Rule 12b-2 of the Exchange Act and so indicated on its Form 10-K for the year ended December 31, 2010 and its Forms 10-Q filed in 2011, including for the quarter ended September 30, 2011. Accordingly, the information required by Item 2.01(f) of Form 8-K was not required to be disclosed in the Registrant’s 8-K.

2.	Please identify the individual or individuals who formerly held the membership interests in OSO USA LLC. See Item 2.01(c) of Form 8-K.

Schedule A to the Merger Agreement has been revised to identify the individuals and entities that formerly held the membership interests in OSO USA LLC.

Premier Beverage Group Corp | 501 Madison Avenue | Suite 501 | New York | NY | 10022

Mr. John Reynolds
Division of Corporation Finance
File No. 000-50370
December 23, 2011

3.	Please provide a brief description of the business purpose of OSO Beverages Corp. or state that OSO Beverages Corp. was formed for the sole purpose of acquiring OSO USA LLC.

The 8-K has been revised to describe the business purpose of OSO Beverages Corp.

4.
Please disclose the principal terms of the acquisition, including the method for determining the consideration given. In this regard, please disclose the terms relating to the transfer of DAM’s pre-merger operations and assets to its former control person. See Item 2.01(d) of Form 10-K.

The 8-K has been revised to more fully disclose the principal terms of the merger, including the terms of the sale of the pre-merger operations and assets to the Registrant’s former control person.

5.
We note your disclosure that on October 19, 2011, you acquired OSO USA LLC by issuance of 50,000,000 shares resulting in a change of control. Revise to disclose (i) the percentage of DAM Holdings, Inc.’s shares held by OSO USA LLC members after the merger and (ii) how you plan to account for this transaction (e.g., purchase combination or recapitalization).

The 8-K has been revised accordingly. The transaction will be accounted for as a recapitalization.

6.
Please note that in a transaction accounted for a recapitalization, a change in accountants usually occurs unless the same accountant had audited the historical financial statement of both the registrant and the accounting acquirer. The accountant who will no longer be associated with the combined entity is considered to be the predecessor accountant. We note that two accountants are involved in this transaction: Gruber & Company LLC and Liebman Goldberg & Hymowitz, LLP. If you believe the acquisition of OSO USA LLC would be accounted for as a recapitalization, a change in accountants has occurred. As such, please amend this Form 8-K to include the Item 4.01 disclosures.

The 8-K has been revised accordingly.

7.	Please confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports.

Mintel’s industry report is available to the public for a fee. It was not prepared at our request or expense. The information disclosed in the Company’s 8-K was derived from a Mintel press release about the industry report.

Mr. John Reynolds
Division of Corporation Finance
File No. 000-50370
December 23, 2011

8.	Please clarify your year of organization.

The 8-K has been revised to clarify that the Company was organized in 2009.

9.
We note your disclosure on page 5 that you source your beverage flavors, concentrates, juices, vitamins, sweeteners, as well as other ingredients, from a sole supplier. Please revise to identify the supplier. See Item 101(h)(4)(v) of Regulations S-K.

The 8-K has been revised to disclose to identify the supplier.

10.	Please describe the effect of any existing or probable governmental regulations on your business if material. See Item 101(h)(4)(ix) of Regulations S-K.

The 8-K has been revised to state that there are no known existing or probable governmental regulations that would adversely affect the Company’s business. In addition, the 8-K has been modified to disclose the possible risks of future (but not known existing or probable) government regulations on the Company’s operations.

11.
Please revise to provide the estimated amount spent during the last two fiscal years on research and development, and if applicable, the extent to which the cost of activities are borne directly by customers. See Item 101(h)(4)(x) of Regulations S-K.

The 8-K has been revised to state that there have been no expenditures for research and development during the last two fiscal years.

12.
We note your reference to the safe-harbor established in the Private Securities Litigation Reform Act of 1995. Given that your stock price appears to be below $5.00, it seems that y our shares may meet the definition of penny stock as defined in Rule 3a-51 under the Securities Exchange Act of 1934. Therefore it is unclear how you are eligible to claim the safe harbor. Please revise to remove your reference to the safe harbor or revise.

The 8-K has been revised to eliminate reference to the safe harbor.

13.	Given your merger transaction, please revise to address whether the compensation for your named executive officer will change.

The 8-K has been revised to indicate that any changes in executive compensation will be dependent on the receipt of future funding.

Mr. John Reynolds
Division of Corporation Finance
File No. 000-50370
December 23, 2011

14.
Please provide more details to highlight the events, trends, and uncertainties that management views as most critical to your financial position. In addition to or in lieu of a recitation of disclosure appearing in the financing statements, please revise to identify and discuss key performance indicators, including non-financial performance indicators, that management uses to manage the business and that would material to investors. See the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) available at http://www.sec.gov/rules/interp/33-8350.htm.

The 8-K has been revised generally to provide additional disclosure per Release Nos. 33-8350. Given our size and stage of development, we believe the disclosure provided in the Form 8-K/A is relevant and sufficient.

15.
In addition to quarterly disclosures, please revise to include discussion of your results of operations for the most recent interim period to date for which financial statements are provided. Refer to Item 303(b)(2) of Regulation S-K.

The 8-K has been revised to include the September 30, 2011 interim financial statements and discussion of results of operations.

16.	Expand to explain the reasons for a lack of inventory during the interim 2011 period.

The 8-K has been revised to reflect the principal reason for the lack of inventory.

17.
Considering (i) your net loss from operations of $48,999 for the year ended December 31, 2010 and $21,127 for the six months ended June 30, 2011 (ii) working capital deficiency of $126,713 at June 30, 2011 (iii) net cash used in operating activities of $27,944 at June 30, 2011, please tell us and revise to describe how you plan to fund your operations for the next 12 months. Your revised disclosure should clearly explain management’s plans to ensure that you meet your liquidity needs and to improve your working capital position. Your revised analysis should also provide an explanation for the significant change in accounts receivable, inventory, accounts payable and accrued expenses and other factors that had a significant impact on your cash flow position. Refer to guidance in Item 303(b) or Regulation S-K and SEC Release 33-8350.

In the near term, the Company is relying on proceeds from two convertible debt placements.

●
The Company has in place a Note Purchase Agreement pursuant to which an investor has committed to purchase $387,100 of the Company’s convertible unsecured promissory notes. This Agreement was disclosed in the Company’s Form 8-K filed on October 27, 2011. Notes in the amount of $187,100 have been issued to date. The Company has issued a demand letter to the investor for the remaining balance of $200,000.  Although the investor has provided repeated assurances that funding will occur under the Note Purchase Agreement, there is no assurance that funding will in fact occur.

Mr. John Reynolds
Division of Corporation Finance
File No. 000-50370
December 23, 2011

●
On December 9, 2011, the Company received net proceeds of $80,000 from a convertible secured promissory note financing in the face amount of $100,000. The principal terms of this note and related security agreement were disclosed in the Company’s Form 8-K filed on December 15, 2011 and are reiterated in the amended 8-K.

The Company expects that the net proceeds from the issuance of these unsecured and secured promissory notes will provide sufficient capital for its operations through February 2012.

Thereafter, the Company intends to rely on a placement of $1,000,000 of its restricted shares of common stock solely to accredited investors pursuant to a private placement. The private placement will commence in January 2012. The Company believes that the placement of these securities in this offering will satisfy its liquidity needs through 2012. There will be no minimum offering amount, and the maximum offering can be increased at the Company’s discretion. Pending the receipt of the proceeds of this offering, the Company will operate with minimal staff and overhead, will not purchase substantial additional inventory, will limit sales and marketing activities and will not enter into employment agreements with key personnel.

There were no significant changes in accounts receivable or accounts payable, both of which are consistent with the level of our business. Revised disclosure of inventory levels is discussed in Results of Operations. The 8-K has been revised to explain the increase in accrued expenses, most of which related to the planning and execution of our reverse merger.

18.	Provide a comparative discussion of cash flows for the most recent year-to-date period for which financial statements are presented.

The 8-K has been revised accordingly.

19.	Please revise to include an updated discussion of your results of operations and liquidity for the nine months ended September 30, 2011 and 2010. Refer to Item 303(b) of Regulation S-K.

The 8-K has been revised accordingly.

Mr. John Reynolds
Division of Corporation Finance
File No. 000-50370
December 23, 2011

20.
We note footnote (2) on page 12 states that your table is based upon 61,111,939 shares of Common Stock issued and outstanding as of October 19, 2011. Given that your plan of merger was consummated on October 19, 2011, please clarify whether your footnote refers to pre-merger transaction shares outstanding or post-merger transaction shares outstanding.

The footnote refers to post-merger transaction shares outstanding, and footnote (2) on page 12 of the 8-K has been revised to so state.  The number of shares outstanding has been revised to 61,111,676, based on final information from the transfer agent.

21.
We note by reference to your financial statements that your date of inception was April 28, 2009. We also note your disclosure within your table on page 11 that Mr. Kallamni owns 31,500,000 shares of common stock. Given that Item 701 of Regulation S-K requires disclosure as to all unregistered sales of securities in the previous three years, please revise this section to include disclosure regarding unregistered transactions since the inception of OSO [USA] LLC.

The financial statements reflect the date of inception of OSO USA LLC, the reverse acquisition acquirer, not the Registrant.  The 31,500,000 shares of common stock shown as being owned by Mr. Kallamni were acquired by Mr. Kallamni in the October 19, 2011 acquisition of OSO USA LLC by the Registrant.  The 31,500,000 shares are included in the 50,000,000 shares discussed in the first paragraph of Item 3.02 of the Form 8-K. Therefore, we believe that no revision to the 8-K is necessary.

22.	Where you claim an exemption from registration under Section 4(2) of the Securities Act, please revise your disclosure to address the financial sophistication of the securities purchasers.

The transaction was not registered under the Act in reliance on the exemption from registration in Section 4(2) of the Act as a transaction not involving any public offering and Rule 506 promulgated under Regulation D. Each of the persons and/or entities receiving our securities qualified as an accredited or sophisticated investor and each acknowledged that they were acquiring the shares as investments for their own account and without any intention to sell or otherwise dispose of the shares.

23.	For each employment listed, please disclose the beginning and end dates. For instance, it is unclear how long Mr. Kallamni was CEO and director of PriLabs, Inc.

The 8-K has been revised to disclose the beginning and end dates for Mr. Kallamni’s employment.

24.
Please provide the disclosure required by Item 401(e) of Regulation S-K by clarifying the specific experience, qualifications, attributes or skills that led to the conclusion that your director should serve on the board in light of your business and structure.

Mr. John Reynolds
Division of Corporation Finance
File No. 000-50370
December 23, 2011

The 8-K has been revised to provide the disclosure required by Item 401(e) of Regulation S-K.

25.	Please amend your form 8-K to include updated interim financial statements of OSO USA LLC for the nine months ended September 30, 2011 and 2010.

The 8-K has been revised accordingly.

26.
We note that the second paragraph of the audit report does not appear to meet the requirements of PCAOB Auditing Standard No. 1, since it refers to the auditing standards generally accepted in the United States of America. PCAOB Rule 3100, Compliance with Auditing and Related Professional Practice Standards, requires the auditor to comply with all applicable auditing and related professional practice standards of the PCAOB. Auditing Standard No. 1, References in Auditors’ Reports to the Standards of the Public Company Accounting Oversight Board as approved by the Commission requires that an auditor’s report issued in connection with any engagement performed in accordance with the auditing and related professional practice standards of the PCAOB to state that the engagement was performed in accordance with “the standards of the Public Company Accounting Oversight Board (United States).” Accordingly, please advise your auditor to revise its report, if true, to confirm to Auditing Standards No. 1. Refer to Release No. 34-49708.

We have reviewed PCAOB Auditing Standard No. 1.  Our understanding of PCAOB Standard No. 1 is that an audit of a private company is not required to be a PCAOB audit for a “Non-issuer entity whose financial statements are filed to satisfy SX Rule 3-05 or 3-14”.  The financials of OSO USA LLC were included in the 8-K to satisfy SX Rule 3-05.  Accordingly, we do not believe a revision is required.

27.
Please explain to us the intent of the final paragraph of the auditor’s report because it does not appear to provide any basis for reliance. The interim financial statements are required by Rule 8-03 of Regulations S-X and are therefore part of “the basic consolidated financial statements.”

In the final paragraph of the auditor’s report, pages 7 and 8 are referenced as supplemental disclosure.  Pages 7 and 8 were intended to include the consolidating financial statements of OSO USA LLC as supplemental information.  The original 8-K excluded these consolidating financial statements.  We have added back the consolidating financial statements as pages 7 and 8 and revised the 8-K accordingly.

28.
We note your disclosure in the Overview section on page 3 that the OSO beverage has been sold in New York since 2006 yet OSO [USA] LLC’s inception date is April 2009. Please explain to use and revise to describe why you have not presented financial statements for the full 2009 calendar year, i.e., beginning January 1, 2009.

Mr. John Reynolds
Division of Corporation Finance
File No. 000-50370
December 23, 2011

OSO USA LLC was formed in April 2009. The OSO beverage was sold in New York by Fury Distribution, Inc. under arrangement with Mr. Kallamni, who owned the rights to OSO. Those rights subsequently were contributed to OSO USA LLC by Mr. Kallamni.

29.	Please revise to describe your revenue-producing activities and the related revenue recognition policies followed.

The 8-K has been revised to include revenue recognition policies.

30.
Please revise to include disclosures regarding the impact that recently-issued but not effective accounting standards will have on your financial position and results of operations. Refer to SAB Topic 11M. If all recently-issued but not effective accounting standards are not expected to have a material effect upon your financial statements, you may make an aggregate assessment to that effect in a note instead of addressing each standard individually.

It is not expected that recently-issued but not effective accounting standards individually or in the aggregate will have any impact on the Company’s financial position and results of operations. The 8-K has been revised to so indicate.

31.
Please revise to disclose the terms of your debt obligations (i.e., interest rate, maturity, etc…). In addition, reconcile the debt-related transactions disclosed here to the cash flows from financing activities presented on page 4 and revise your disclosures as appropriate.

The 8-K has been revised accordingly.

32.
We note that the disclosure of amounts due to Fury Distribution, Inc. Please tell us and disclose the relationship between OSO USA LLC and Fury Distribution, Inc. and provide related party disclosures, if any, as required by ASC 850-10-50-1.

Fury Distribution, Inc. is a less than 5% shareholder of the Company. The Company owes Fury Distribution, Inc. for inventory and point-of-sale materials. Fury Distribution, Inc. is unrelated to Fury Distribution Holdings LLC, which is a wholly-owned subsidiary of OSO Beverages Corp., a which in turn is a wholly-owned subsidiary of the Company.

33.	Please revise your interim financial statements to confirm to any changes made in the annual financial statements as a result of our comments above.

The 8-K has been revised accordingly.

Mr. John Reynolds
Division of Corporation Finance
File No. 000-50370
December 23, 2011

34.	Please revise to include pro forma financial statements giving effect to the merger transaction as required by Rule 8-05 of Regulation S-X.

We are accounting for the merger as a recapitalization and accordingly do not believe pro forma financial statements are required.  In a recapitalization, the financial statements of the acquiring company are replaced by the financial statements of the acquired company. Accordingly, we do not believe that the Form 8-K needs to be revised.

* * *

This is to certify that we acknowledge:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

PREMIER BEVERAGE GROUP CORP.

BY: /s/ Fouad Kallamni
        Fouad Kallamni
        President